As filed with the U.S. Securities and Exchange Commission on June 21, 2007
Registration No. 333-134703

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST EFFECTIVE AMENDMENT TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________
UNITED UTILITIES PLC
(Exact name of issuer of deposited securities as specified in its charter)
N/A

(Translation of issuer's name into English)

England
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
NWW Properties Inc.
1105 N Market Street-Suite 1150
Wilmington, DE 19801
Telephone: (302) 477-3142
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600
It is proposed that this filing become effective under Rule 466
☒ immediately upon filing
☐ on (Date) at (Time)
If a separate registration statement has been filed to register the deposited shares, check the following box.  ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing two ordinary shares of United Utilities PLC	N/a	N/A	N/A	N/A
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Amendment to Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of American Depositary
Item Number and Caption			Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph
(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top centre
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraphs 15 and 16
	(iii)	Collection and distribution of dividends	Paragraphs 12, 13 and 15
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs 11, 15 and 16
	(v)	Sale or exercise of rights	Paragraph 14
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs 12 and 17
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs 20 and 21
	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph 11
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs 2, 3, 4, 5, 6 and 8
	(x)	Limitation upon the liability of the Depositary	Paragraphs 14 and 18
(3)	Fees and Charges		Paragraph 7

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that United Utilities PLC publishes on its web site (www.unitedutilities.com) on an ongoing basis, or otherwise furnishes the United States Securities and Exchange Commission (the "Commission") with, certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. To the extent furnished to the Commission, such reports and documents may be inspected and copied at the public reference facilities maintained by the Commission located at the date of the Deposit Agreement at 100 F Street, NE, Washington, DC 20549.
Paragraph (11)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)
Form of Deposit Agreement. Form of Amended and Restated Deposit Agreement dated as of June 9, 2006 among United Utilities PLC, JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed.

(a)(2)
Form of Amendment to Deposit Agreement. Form of Amendment to Deposit Agreement dated as of June , 2007 among United Utilities PLC, JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized on June 19, 2007.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/Melinda L. VanLuit
Name: Melinda L. VanLuit
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, United Utilities PLC certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on June 19, 2007.

UNITED UTILITIES PLC

By:	/s/ Paul Davies
Name: Paul Davies
Title: Company Secretary

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Tim Weller and each of the persons named below, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Under the requirements of the Securities Act, this Registration Statement has been signed by the following persons on the dates indicated below, in the capacities indicated.

SIGNATURES

Signature		Title	Date

By:	/s/Sir Richard Evans	Chairman
	Sir Richard Evans		June 19, 2007

By:	/s/Philip Green .	Chief Executive Officer (principal
	Philip Green	executive officer) and Director	June 19, 2007

By:	/s/Tim Weller .	Finance Director (principal financial and	June 19, 2007
	Tim Weller	accounting officer)

By:	/s/Charlie Cornish .	Director	June 19, 2007
Charlie Cornish

By:		Director
	Dr. Catherine Bell		June , 2007

By:		Director
	Norman Broadhurst		June , 2007

By:	/s/Peter Middleton .	Director
	Sir Peter Middleton		June 19, 2007

By:	/s/Paul Heiden .	Director
	Paul Heiden		June 19, 2007

By:		Director
	David Jones CBE		June , 2007

By:		Director
	Andrew Pinder		June , 2007

By:	/s/Nick Salmon .	Director
	Nick Salmon		June 7, 2007

By:	/s/Paul Capell .
	Paul Capell	Director	June 19, 2007

By:	/s/Kevin Boylan .
	Kevin BoylanVice President United Utilities Delaware II, Inc.	Authorized Representative in the United States	June 19, 2007

INDEX TO EXHIBITS

Exhibit Number

(a)(2)	Form of Amendment to Deposit Agreement.

(e)	Rule 466 Certification